Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 2 DATED AUGUST 4, 2015
TO THE PROSPECTUS DATED JULY 16, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated July 16, 2015 and Supplement No. 1 dated July 30, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of July 2015;
(3)	information regarding the share redemption limit; and
(4)	a recent real property disposition.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of July 2015, we accepted investors’ subscriptions for, and issued, a total of 309,600 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $5.6 million, consisting of 295,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.4 million, and 14,600 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $265,500. As of July 31, 2015, we had accepted investors’ subscriptions for, and issued, approximately 9.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $158.1 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of July 2015 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
1-Jul-2015	$18.18	$18.16	$18.24
2-Jul-2015	$18.18	$18.16	$18.24
6-Jul-2015	$18.18	$18.15	$18.24
7-Jul-2015	$18.18	$18.16	$18.24
8-Jul-2015	$18.18	$18.16	$18.24
9-Jul-2015	$18.19	$18.16	$18.25
10-Jul-2015	$18.18	$18.16	$18.25
13-Jul-2015	$18.18	$18.16	$18.24
14-Jul-2015	$18.18	$18.15	$18.24
15-Jul-2015	$18.22	$18.20	$18.28
16-Jul-2015	$18.22	$18.20	$18.28
17-Jul-2015	$18.22	$18.20	$18.28
20-Jul-2015	$18.22	$18.19	$18.28
21-Jul-2015	$18.21	$18.19	$18.28
22-Jul-2015	$18.21	$18.19	$18.28
23-Jul-2015	$18.21	$18.19	$18.28
24-Jul-2015	$18.21	$18.19	$18.28
27-Jul-2015	$18.21	$18.19	$18.28
28-Jul-2015	$18.21	$18.19	$18.28
29-Jul-2015	$18.21	$18.18	$18.28
30-Jul-2015	$18.20	$18.17	$18.26
31-Jul-2015	$18.20	$18.17	$18.26
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of June 30, 2015, our NAV was $140,070,927. As of July 1, 2015, the redemption limit for the quarter ending September 30, 2015 was 10% of our NAV as of June 30, 2015. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of July 31, 2015 has not been reduced below 10% of our NAV as of June 30, 2015.

PROSPECTUS UPDATES
Recent Real Property Disposition
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 88 of the prospectus.
As of July 31, 2015, we, through separate wholly-owned limited liability companies and limited partnerships, owned 71 properties, acquired for an aggregate purchase price of $214.4 million, located in 27 states, consisting of 5 multi-tenant and 66 single tenant properties, comprising approximately 1.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of July 31, 2015, these properties were 99.6% leased and had a weighted average lease term remaining of 11.6 years. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings. We disposed of one property and did not acquire any properties between July 1, 2015 and July 31, 2015.

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